Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number (852) 2514-7650	E-mail Address clin@stblaw.com

April 5, 2017

CONFIDENTIAL AND VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Era Anagnosti, Esq., Legal Branch Chief
Mr. Joshua Dilk, Esq., Staff Attorney
Mr. David Irving, Staff Accountant
Mr. Marc Thomas, Staff Accountant

Re:	Qudian Inc.
Draft Registration Statement on Form F-1
Submitted February 24, 2017
CIK No. 0001692705

Ladies and Gentlemen:

On behalf of our client, Qudian Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we enclose herewith for submission on a confidential basis with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), a revised draft of the above-referenced draft registration statement on Form F-1 (the “Revised Draft Registration Statement”).

We enclose herewith five (5) courtesy copies of the Revised Draft Registration Statement, which has been marked to show changes to the Company’s draft registration statement on Form F-1 initially confidentially submitted to the Commission on February 24, 2017 (the “February 24 Submission”).

The Company has responded to the comments contained in the comment letter dated March 23, 2017 from the Staff (the “Staff”) of the Commission (the “March 23 Comment Letter”) by revising the February 24 Submission or providing explanations in response to the comments. In addition to the amendments made in response to the Staff’s comments, the Company has also revised the February 24 Submission to include other information and data to reflect new developments since the February 24 Submission and update certain other disclosures.

DANIEL FERTIG    ADAM C. FURBER    IAN C. HO     ANTHONY D. KING    CELIA C.L. LAM    CHRIS K.H. LIN    JIN HYUK PARK    KATHRYN KING SUDOL     CHRISTOPHER K.S. WONG

RESIDENT PARTNERS SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK    BEIJING     HOUSTON    LONDON    LOS ANGELES    PALO ALTO    SÃO PAULO    SEOUL     TOKYO    WASHINGTON, D.C.

Set forth below are the Company’s responses to the Staff’s comments in the March 23 Comment Letter. The Staff’s comments are retyped in bold italics below for your ease of reference. We have included page numbers to refer to the location in Revised Draft Registration Statement where the disclosure addressing a particular comment appears.

*            *             *

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment. The Company will in a separate submission provide copies to the Staff of any materials that the Company, or any person authorized by it, has used to present to investors or will use to present to investors in reliance on Section 5(d) of the Securities Act.

2.	Please identify the lead underwriter(s) on the prospectus cover page. Please note that we may defer further review of any amendment to your registration statement that does not include the name(s) of the lead underwriter(s).

In response to the Staff’s comment, the Company has identified the lead underwriters on the prospectus cover page.

3.	We note that use of currency translation in US$ is sporadic and uneven throughout the filing. Where you provide quantification in RMB which is the currency of the financial statements, please revise your disclosures to also include the US$ equivalent on a consistent basis.

In response to the Staff’s comment, the Company has revised the disclosure in the Revised Draft Registration Statement to present currency translations in U.S. dollar of all financial statements amounts as of and for the year ended December 31, 2015 and the nine months ended September 30, 2016 pursuant to Rule 3-20(b) of Regulation S-X.

4.	We note that the prospectus includes information from an industry report commissioned by you and prepared by Oliver Wyman Consulting (Shanghai) Ltd. Please file the report as an exhibit to this registration statement or provide us with your analysis supporting your determination that you are not required to do so. Please refer to Rule 408(a) of Regulation C.

The Company respectfully advises the Staff that the Company believes the industry report prepared by Oliver Wyman Consulting (Shanghai) Ltd. (the “Oliver Wyman Report”) does not contain any other material information that is necessary to make the existing statements as disclosed in the Revised Draft Registration Statement, in the light of the circumstances under which they were made, not misleading. As such, the Company believes that it is not required to file the Oliver Wyman Report as an exhibit to the registration statement under Rule 408(a) of Regulation C.

However, to provide the Staff with additional information as to the Oliver Wyman Report, the Company will provide a copy of the Oliver Wyman Report to the Staff in a subsequent submission on a confidential basis.

Prospectus Summary, page 1

Overview, page 1

5.	Please revise the first paragraph of your disclosure to briefly and accurately describe the business you are engaged in, highlighting the revenue-generating aspects of your business. Please refer to Item 3 of Form F-1 and Item 503(a) of Regulation S-K for guidance. Please make similar revisions to the “Business” section of your disclosure starting on page 113. In addition, the disclosure in the second paragraph should describe how you are defining the market, geographically or otherwise, with respect to your leading market position of online providers of small cash credit products.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 1 and 118 of the Revised Draft Registration Statement.

Risk Factors, page 15

Ant Financial provides services to us as to various aspects of our operations..., page 16

6.	We note your disclosure in the final paragraph stating that you “may also compete with existing and any future credit business of Ant Financial...[.]” Given that Ant Financial operates Alipay and has publicly stated its intention to expand into the online consumer credit market, please address all risks posed by Ant Financial acting as a direct competitor under a separately captured risk factor. In so doing, please disclose here, and elsewhere as appropriate, whether Ant Financial currently competes against you, and/or whether you foresee it doing so in the near-term. Please also discuss the impact such competition may have on the continued collaboration between you and Ant Financial, and the effect the cessation of such collaboration could have on your business operations.

In response to the Staff’s comment, the Company has added the requested disclosure on page 17 of the Revised Draft Registration Statement.

If we are unable to maintain low delinquency rates for loans facilitated by us, our business and results of operations may be materially and adversely affected..., page 18

7.	In light of your disclosure at the end of the first paragraph stating that you intend to broaden your prospective borrower base, in an appropriate section of the filing please discuss your current borrower’s credit profile and how you plan to expand it.

In response to the Staff’s comment, the Company has added the requested disclosure on page 125 of the Revised Draft Registration Statement.

We may be deemed as a lender or a provider of financial services by the PRC regulatory authorities, page 20

8.	You disclose that making loans without utilizing small loan companies may render you a lender subject to supervision and restrictions on lending under applicable laws and regulations. Please disclose whether you continue to make loans without utilizing small loan companies and the percentage such loans represent as part of your total loan portfolio. Please disclose whether you plan to ultimately fund all loans through the small loan companies and the challenges that such undertaking may represent.

In response to the Staff’s comment, the Company has added the requested disclosure on page 20 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that as disclosed on page 20 of the Revised Draft Registration Statement, the main challenge of funding loans facilitated through the Company’s small loan companies is the total amount each small loan company is able to provide. Such amount is limited and associated with each small loan company’s capital level pursuant to the requirements of the relevant local authorities. The authorized amount may not be sufficient to meet the Company’s funding needs and the Company may not be able to increase such amount or to establish additional small loan companies to provide sufficient amount to meet the Company’s funding needs.

Our small loan companies may not be able to provide sufficient amount in loans to support the growth of our business..., page 23

9.	Please revise to disclose the specific nature of the rectification notice received by Fuzhou Microcredit in November 2016, in regard to the improvements and corrections needed as it related to the operating system and internal controls.

In response to the Staff’s comment, the Company has added the requested disclosure on page 24 of the Revised Draft Registration Statement.

The service fees we charge borrowers may decline in the future..., page 24

10.	We note on page 82 that cash credit products provide only service income, which, as of September 30, 2016, comprised 90.7% of your total revenue. Please revise this risk factor to quantify the percentage of revenue derived from service fee income to help investors better assess the risk posed by a material decline in service fees.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 25 of the Revised Draft Registration Statement.

Fraudulent activity could negatively impact our results of operations..., page 28

11.	Please revise your disclosure to discuss whether you have experienced any material business or reputational harm as a result of fraudulent activities in the past. If so and to the extent material, please quantify the amount(s) by which past fraudulent activities have increased your costs and expenses.

The Company respectfully advises the Staff that as disclosed on page 29 of the Revised Draft Registration Statement, it has not experienced any material business or reputational harm as a result of fraudulent activities in the past.

We may be required to segregate our own assets from those assets of the institutional funding partners and borrowers, page 36

12.	You disclose that you use your best efforts to separate your own assets from the assets of the institutional funding partners and borrowers by setting up bank accounts to monitor assets of each institutional funding partner. Please ensure that your discussion of Funding starting on page 120, clearly captures the flow of funds by providing context to this risk disclosure regarding the monitoring of the different bank accounts, as well as outlines the timing of payments by you, the institutional funding partners and the borrowers. For example, it is not clear whether these separate accounts are always funded or whether the risk of these assets being considered to be owned by you from a PRC legal perspective represent more of a seasonal risk.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 37 and 128 of the Revised Draft Registration Statement.

Our corporate actions are substantially controlled by our principal shareholders..., page 45

13.	Please revise this risk factor to clarify that API (Hong Kong) Investment Limited, which owns a 12.5% interest in the company, is controlled by Ant Financial.

In response to the Staff’s comment, the Company has revised the disclosure on page 46 of the Revised Draft Registration Statement.

If the PRC government deems that the contractual arrangements..., page 46

14.	We note that the draft Foreign Investment Law, when it becomes effective, may materially impact the viability of your current corporate structure and operations. Because you currently rely on the VIE structure to effect control over the management of Beijing Happy Time Technology Development Co., Ltd., please revise this risk factor to add disclosure alerting investors that if you are ultimately considered a Foreign Invested Enterprise deemed to operate in a “restricted category” on any such “negative list,” the effect of such a determination would also materially impact the value of your ADSs.

In response to the Staff’s comment, the Company has added the requested disclosure on page 48 of the Revised Draft Registration Statement.

Our History and Corporate Structure, page 72

15.	Refer to your disclosure in the third paragraph. Please disclose whether you conduct your online business through all three websites, and if so, how they are differentiated.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 73 of the Revised Draft Registration Statement.

16.	We note disclosure in the last paragraph stating that you are “in the process of establishing a new consolidated VIE...[and] expect to transfer certain of our business and assets in China to the new consolidated VIE and to utilize such VIE to undertake new business opportunities.” Please revise your disclosure in this section to include a more detailed discussion about this process, including the reasons for the restructuring, the anticipated timing and the significance that the restructuring will have as compared to the current structure. Please refer to Item 4.A.4 of Form 20-F for guidance.

In response to the Staff’s comment, the Company has added disclosure relating to the new consolidated VIE on page 73 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that the significance of the new consolidated VIE will be affected by various factors, including the actual businesses that will be transferred, the timing of the expected transfer, as well as such entity’s ability to monetize new business opportunities. To the extent existing businesses of the Company are transferred to the new consolidated VIE, the relevant revenues and costs associated with such businesses will be similarly recognized by the new consolidated VIE rather than the existing consolidated VIE. The Company further respectfully advises the Staff that since the financial results of the new consolidated VIE will be consolidated in the Company’s consolidated financial statements as a result of contractual arrangements substantially similar to the ones for the Company’s existing VIE, the Company does not believe the expected transfer of businesses into such entity will have a significant impact on the Company’s results of operations or financial condition on a consolidated basis.

17.	Please provide brief narrative disclosure regarding the nature of activities each material Chinese subsidiary is engaged in. In this regard we note that, the principal activities of the Subsidiaries of the VIE identified on pages F-58-59 are described as technology, development and service, and sale of products. Please refer to Items 4.B.1 and 4.C of Form 20-F for guidance.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 6 and 75 of the Revised Draft Registration Statement.

18.	Please refer to the graphical presentation on page 73. In footnote (1) you disclose that Mr. Luo holds 21.04% equity interests in Beijing Happy Time. We also note that Mr. Luo indirectly controls 26.3% of the company as disclosed in the Principal Shareholders table on page 156. To the extent that the equity holdings of the nine shareholders in Beijing Happy Time and in the company are different, please explain why and disclose what the differences in the percentages are.

The Company respectfully advises the Staff that as disclosed on page 74 of the Revised Draft Registration Statement, Mr. Luo holds 21.04% equity interests in Beijing Happy Time. In addition, as disclosed on page 75 of the Revised Draft Registration Statement, Tianjin Happy Share, a limited partnership established under the laws of PRC in connection with the share incentive plan of Beijing Happy Time, holds 5.24% equity interest in Beijing Happy Time. The Company respectfully advises the Staff that as disclosed on pages 163 and 166 of the Revised Draft Registration Statement, as part of the restructuring in 2016, Tianjin Happy Share entered into a share entrustment agreement with Qufenqi Holding Limited, a limited liability company wholly owned by a trust of which Mr. Min Luo and his wife are the beneficiaries, pursuant to which Qufenqi Holding Limited holds 15,814,019 ordinary shares of the Company as the nominal shareholder on behalf of Tianjin Happy Share. Qufenqi Holding Limited is entitled to exercise the voting rights as the nominal shareholder with regard to these 15,814,019 ordinary shares of the Company, while the pecuniary interests of these shares belong to Tianjin Happy Share. As such, Mr. Luo’s beneficial shareholding in the Company reflects these additional ordinary shares held on behalf of Tianjin Happy Share, which accounts for the difference between Mr. Luo’s direct equity interests in Beijing Happy Time and his beneficial ownership interest in the Company.

Contractual Arrangements among Ganzhou Qufenqi and Beijing Happy Time and its Shareholders, page 74

19.	Please revise this section to discuss how your VIE structure would be affected if Ganzhou Qufenqi foreclosed on Beijing Happy Time’s shareholders’ equity interests, or exercised its option to purchase part or all of their equity interests in Beijing Happy Time. In addition, please describe the circumstances pursuant to which Ganzhou Qufenqi may exercise these rights.

The Company respectfully advises the Staff that as disclosed on page 76 of the Revised Draft Registration Statement, Ganzhou Qufenqi is entitled to exercise its rights under the equity interest pledge agreement in the event of breaches by Beijing Happy Time or any of its shareholders of their obligations under certain contractual arrangements, which include the exclusive business cooperation agreement, exclusive call option agreement and power of attorney agreements. Obligations under such contractual arrangements are described on page 76 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that as disclosed on page 77 of the Revised Draft Registration Statement, Ganzhou Qufenqi may exercise its rights under the exclusive call option agreement at its discretion at any time.

In response to the Staff’s comment, the Company has added disclosure regarding the potential effect of the Company’s exercise of the relevant contractual rights on page 77 of the Revised Draft Registration Statement.

20.	We note that in Note 1 to the financial statements (page F-14) you disclose that on February 15, 2017, Qudian Inc. agreed to provide unlimited financial support to the VIE for it operations. Please include similar disclosure here, as well as an explanation as to how the company will be able to provide such support given its holding company status and reliance on dividends and other distributions by its subsidiaries to fund its financial requirements. Refer to the first risk factor on page 51. Please file any related agreements as exhibits to the registration statement.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 77 and 78 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 80

Overview, page 80

21.	We note here and elsewhere that your reference to an “issue[] and list[ing of] asset-backed securities...on a private exchange in China in December 2016.” Please revise to provide greater disclosure regarding your issuance of asset-backed securities, including the nature and type of assets underlying the asset-backed securities. In addition, please expand the last paragraph of the risk factor disclosure on page 22 to discuss whether engaging in asset-back securities transactions may trigger compliance with Regulation AB and other applicable regulations and the effect that such compliance may have on your business.

The Company respectfully advises the Staff that the Company’s previous disclosure regarding asset-backed securities refers to the Company’s collaboration with a private financial assets exchange, and the Company has transferred rights to receive payments under certain loans to such private financial assets exchange. As such, the private financial assets exchange is an institutional funding partner of the Company, similar to the other institutional funding partners that the Company collaborates with. While the private financial assets exchange offers investment products that are backed by such payment rights, the investment products are not “asset-backed securities” within the meaning of the applicable PRC rules and regulations. Currently, asset-backed securities are issued under two main regulatory regimes in China. Issuance of asset-backed securities backed by loans on national inter-bank bond market is supervised by the People’s Bank of China and the China Banking Regulatory Commission, and issuance of asset-backed securities backed by underlying assets including loans, receivables and real estate properties on markets including stock exchanges is supervised by the China Securities Regulatory Commission. The investment products offered by the private financial assets exchange do not fall under either regulatory regime. In addition, the transaction does not involve the establishment of a special purpose vehicle or the creation of multiple tranches, which are common characteristics of asset-backed securities issuances. The Company has revised the disclosure on page 130 of the Revised Draft Registration Statement to reflect the nature of its collaboration with the private financial assets exchange.

Notwithstanding the foregoing, the Company respectfully advises the Staff that, as currently disclosed in the Revised Draft Registration Statement, the Company may from time to time explore alternative funding initiatives, including through standardized capital instruments such as the issuance of asset-backed securities. The Company does not currently expect any such issuance of asset-backed securities in the future by the Company will involve investments by investors located in the United States or otherwise meeting the definition of “U.S. persons” as defined under Rule 902 under the Securities Act. Therefore, the Company believes that it will be able to rely on Regulation S under the Securities Act in the event the Company issues asset-backed securities in the future and that Regulation AB and related rules will not applicable. However, in response to the Staff’s comments, the Company has added disclosure on page 23 of the Revised Draft Registration Statement to indicate that if the Company’s future issuances of asset-backed securities, if any, are required to be registered under the Securities Act, the Company may need to comply with Regulation AB and related rules, which may make the issuance of such asset-backed securities impracticable.

Loan Performance, page 82

22.	Please revise to include tabular information which discloses the loans facilitated by type (i.e. credit and merchandise), the loans directly funded by the institutional investors, the loans funded by the company, and the loans transferred after initial funding to the institutional investors, as well as any other pertinent information (i.e. repayments, charge-offs, etc.) for each of the periods presented. The information presented should reconcile to the loan balances presented on the balance sheet for each period.

In response to the Staff’s comment, the Company has revised the referenced disclosure and added the requested disclosure on pages 85 and 127 of the Revised Draft Registration Statement. The Company confirms that such information presented reconcile to the loan balances presented on the balance sheet for each period.

As to the Staff’s request for the Company to provide the relevant information regarding cash credit and merchandise credit, the Company refers the Staff to the teleconference among the Staff, Carl Yeung, chief financial officer of the Company and Chris Lin of Simpson Thacher & Bartlett on April 4, 2017. In the call, Mr. Yeung stated that the Company has been focused on its data technology and operating as a technology platform, and in addition, given the insignificant contribution of merchandise credit to the Company’s overall results of operations, the Company’s chief operating decision maker, Mr. Min Luo, has not historically evaluated the independent financial effects of the Company’s merchandise credit products. As such, the Company has not established or maintained a financial reporting system that tracks or distinguishes the specific financial performance of cash credit versus merchandise credit. It would, therefore, involve a hardship for the Company to produce historical financial data and information to separate the performance of these different products given the considerable amount of historical transactions.

Delinquency Rate by Balance, page 83

23.	Please revise to disclose in tabular format the amount of delinquencies within the 0-30, 31-60, 61-90 and greater than 90 day categories at each reporting period for loans held. Please provide this disclosure by the types of loans – cash credit and merchandise credit. Similar information should also be provided in the notes to the financial statements.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 84 and 85 of the Revised Draft Registration Statement.

As to the Staff’s request for the Company to provide the relevant information regarding cash credit and merchandise credit, the Company refers the Staff to the Company’s response to the Staff’s comment 22.

24.	Please revise to disclose, in US$, the amounts of delinquencies for each period presented for each loan type. Also, disclose separately the amount of recoveries and amounts charged off for each period presented as well.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 84 and 85 of the Revised Draft Registration Statement.

As to the Staff’s request for the Company to provide the relevant information regarding cash credit and merchandise credit, the Company refers the Staff to the Company’s response to the Staff’s comment 22.

25.	Please revise to define “loan principal turnover ratio” and the significance of this disclosure.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 7 and 86 of the Revised Draft Registration Statement.

26.	Please revise to disclose for each delinquency period presented, the total US$ amount of loans which have a portion of the loan principal and unpaid service fees, and are considered to be delinquent.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 84 and 85 of the Revised Draft Registration Statement.

Operating Cost and Expenses, page 85

27.	Please revise the information presented in the table to separately disclose the related party expenses incurred in each period within each of the individual operating costs and expenses identified.

In response to the Staff’s comment, the Company has added the requested disclosure on page 89 of the Revised Draft Registration Statement.

Cost of Revenue, page 85

28.	Please revise to provide a discussion of the nature, purpose, economics and terms of the loans received from the institutional funding partners. In addition, we note these loans are at differing interest rates as disclosed in Note 9 to the financial statements.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 89 and 90 of the Revised Draft Registration Statement.

Critical Accounting Policies, Judgments and Estimates, page 88

Revenue recognition, page 88

29.	Please tell us in greater detail, the nature of the arrangements with the institutional investors, the insurance company and the borrowers to address whether you accounted for these agreements as a multiple element arrangement pursuant to ASC 605-25. There appear to be several deliverables which include facilitation services, post-facilitation services and other revenues for collection fees and late payment fees charged to borrowers, fees paid to the funding providers, as well as guaranties provided by the company. Please explain to us in detail the nature of the services provided under the arrangements identify each of the deliverables, the inputs, assumptions and methods used to determine the selling price of the deliverables and how the company allocates consideration and recognizes revenue and expenses under each of the deliverables. Please also provide us with the legal agreements entered into with all of the parties that address each of the different types of arrangements and deliverables.

The Company respectfully advises the Staff that when borrowers draw down on their credit, the Company will often first disburse loans to borrowers. The Company collects the respective loan principals and service fees from the borrowers and bears the credit risk. Although there are several deliverables in the arrangement with borrowers, service fee is originated from loans and ASC 310-10 is applicable for its recognition. Therefore, the Company recognizes the service fee according to the effective interest method over the borrowing period in accordance with ASC 310-10.

The Company then aims to transfer such loans to its institutional funding partners. However, the loan receivable transferred to such institutional funding partners are not derecognized and remained on the Company’s consolidated balance sheets, as they are not legally isolated in accordance with ASC 860, Transfers and servicing. The cash received from the institutional funding partners is accounted for as a secured borrowing in accordance with ASC 470, Debt. While the Company issues a guarantee to the institutional funding partners, no separate liability will arise from issuing the guarantee because the amount due to the institutional funding partners is already recorded in the consolidated balance sheets of the Company as a secured borrowing by the Company from the institutional funding partners.

The Company will repay to the institutional funding partners, loan principals and fees payable in accordance with the pre-agreed borrowing terms of the loan transferred.

In response to the Staff’s comment on the nature of agreements with insurance company, please refer to the Company’s response to the Staff’s comment 45.

In addition to the services fees, the Company charges borrowers late payment fees. As late payment fees are owed by borrowers with greater credit risk, the collectability of such late payment fee is not reasonably assured. Therefore, the Company recognizes the late payment fee on a cash basis in accordance with ASC 310-10-25-13.

In response to the Staff’s comment, the Company will provide the Staff copies of legal agreements that address each of the different types of arrangements and deliverables in a subsequent submission on a confidential basis.

30.	As it relates to cash credit products, please address the following:

•	Explain and disclose the contractual loan terms of the cash credit products offered indicating whether these products are similar to a revolving line of credit which can be utilized and paid down and utilized again;

The Company respectfully advises the Staff that the cash credit product is not the same as a revolving line of credit which can be utilized and paid down and utilized again because the Company has the unilateral right to not approve any additional draw downs. Once borrowers pass the Company’s credit assessment process and are granted a credit limit, the borrowers may draw down cash or purchase merchandise products up to their approved credit limit. Each drawdown requires the borrower to enter into a new electronic borrowing agreement with the Company which specifies the loan term, service fees and installment payments (i.e. principal and service fees) for a fixed time period and the Company may at its sole discretion not approve any additional drawdowns.

In response to the Staff’s comment, the Company has added the requested disclosure on page 124 of the Revised Draft Registration Statement.

•	Explain and disclose the contractual terms entered into initially with the borrower and whether these terms can change during the life of the loan;

The Company respectfully advises the Staff that when the borrower draws down from their respective accounts, they will enter into a new electronic borrowing agreement with the Company which specifies the loan term, service fees and installment payments (i.e. principal and service fees) for a fixed time period. Once the borrower accepts the electronic agreement, these terms cannot change during the life of the loan.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 124 and 125 of the Revised Draft Registration Statement.

•	Explain and disclose how the individual unsecured line of credit amount is determined for each borrower;

The Company respectfully advises the Staff that, as currently disclosed on pages 135 and 136 of the Revised Draft Registration Statement, the individual unsecured line of credit amount is determined by utilizing the Company’s proprietary risk pricing model to analyze information as to the prospective borrowers, including identity characteristics, credit history, payment overdue history, payment capacity, behavioral characteristics, including online social network behavior, with the relative weights of specific variables that we consider when evaluating a prospective borrower varies among different applicants and for our different credit products. The Company’s risk pricing model then places prospective borrowers into more than 100 distinct segments, each representing distinct credit profile that enables us to provide differentiated credit limit and pricing level.

•	Explain and disclose whether there are any restrictions on drawdowns under the unsecured lines of credit;

The Company respectfully advises the Staff that as currently disclosed on page 136 of the Revised Draft Registration Statement and as discussed above under the first bullet point of the Staff’s comment 30, upon receipt of a drawdown request, the Company normally review the application and re-evaluate the creditworthiness of the respective borrower to ensure that he or she is qualified for the requested drawdown, and the Company may at its sole discretion not approve any additional drawdowns.

In response to the Staff’s comment, the Company has added additional disclosure on page 124 of the Revised Draft Registration Statement.

•	Explain and disclose how the drawdowns are funded and at what point in time the unsecured lines of credit are transferred to the investor or are retained by the company;

When borrowers draw down on their cash credit, the Company often first disburses loans to borrowers with its own funds. The Company then aims to transfer such loans to institutional funding partners. Although the Company aims to transfer such loans to its institutional funding partners, not all loans facilitated have historically been transferred, given the short-term nature of the loans and the significant growth in the Company’s business and the amount of loans facilitated. Additionally, the transferred loans are not derecognized by the Company for accounting purposes for reasons discussed in the Company’s response to the Staff’s Comment 29 above.

In response to the Staff’s comment, the Company has added additional disclosure regarding the funding of drawdowns on page 128 of the Revised Draft Registration Statement.

•	Explain and disclose how the amount of each individual borrower servicing fee is determined and address how these fees are paid and your process for determining the recognition of revenue taking into consideration that available cash and merchandise credit limits could potentially change during the life of the borrowing;

The Company respectfully advises the Staff that the amount of each individual borrower’s service fee is primarily based on the size and duration of the loan and the borrower’s credit profile. Certain other factors, such as promotional campaigns that the Company may run from time to time, may also result in lower service fees to borrowers. Service fee is set forth in the terms of the electronic borrowing agreement. When the borrower draws down from his/her respective accounts, he/she will enter into a new electronic borrowing agreement with the Company which specifies the loan term, service fees, installment payments (i.e. principal and service fees) for a fixed time period. The Company recognizes the service fee in accordance with ASC 310-10. The Company also respectfully advises the Staff that as currently disclosed on page 124 and 126 of the Revised Draft Registration Statement, repayments of loans are made in the form of installments, except for loans with duration of one week which require only one-time payments upon maturity. Borrowers pay service fees as part of such installments or one-time payments. Furthermore, the Company respectfully advises the Staff that as service fees for each loan is determined at the time of drawdown, the service fees associated with each loan will not be affected by any change in the credit limit of such borrowers during the life of each respective loan already drawn down.

In response to the Staff’s comment, the Company has added disclosure regarding determination of service fees on pages 125 and 126 of the Revised Draft Registration Statement.

•	Explain why there is no interest income reflected on these loans given that the effective interest method is utilized in accounting for these loans receivable;

The Company respectfully advises the Staff that the service fees received from the borrowers represent interest income from an accounting perspective. However, from a business model perspective, the Company considers itself a service provider rather than a traditional lender, and its primary business purpose is to focus on its data technology and operating as a technology platform and facilitate loans to borrowers that are funded by third party institutions rather than its own capital. It has entered into cooperative agreements with a number of third party institutional funding partners for this purpose prior to loan disbursement, and it strives to transfer loans to such institutional funding partners in a timely fashion following loan disbursement. In addition, in September 2016 the Company has entered into agreement with a consumer finance company in which the consumer finance company directly funds loans to borrowers the Company has qualified. Hence, the Company discloses the fees it receives from borrowers as “service fees” instead of “interest income.” Although the Company aimed to transfer the loans to its institutional funding partners, not all loans facilitated have historically been transferred, especially in the nine months ended September 30, 2016. This was due to the short-term nature of the loans and the significant growth in the Company’s business and the amount of loans facilitated, especially in the nine months ended September 30, 2016. Nonetheless, the Company aims to transfer all loans facilitated and is actively entering into collaborations with additional institutional funding partners. The Company expects the percentage of loans facilitated but not transferred to institutional funding partners to decrease in the future.

•	Explain and disclose whether there are any fees paid to the investor and identify when these fees are paid and by whom;

In response to the Staff’s comment, the Company has added additional disclosure on page 125 of the Revised Draft Registration Statement.

•	Explain and disclose whether these cash credit product loans are rolled over upon maturity; and

The Company respectfully advises the Staff that borrowers are not allowed to roll over loans facilitated under cash credit products upon maturity.

In response to the Staff’s comment, the Company has added the requested disclosure on page 125 of the Revised Draft Registration Statement.

•	Explain and disclose whether the company has a guarantee liability for any principal or interest owed to the investor over the life of the borrowing and how these amounts are determined on an individual basis.

The Company respectfully advises the Staff that it does not have a guarantee liability for any principal or interest owed to the institutional funding partners over the life of the borrowing because the transaction with the institutional funding partners is accounted for as a secured borrowing as discussed in response to the Staff’s comment 29 above.

31.	As it relates to the merchandise credit products, please address the following:

•	Please revise to provide a thorough and enhanced discussion of the “marketplace,” specifically how a customer purchases products and whether they are required to be a pre-approved contractual borrower or is the marketplace available to any consumer;

The Company respectfully advises the Staff that a customer can purchase merchandises through the Company’s marketplace which is accessible through the Company’s mobile apps. The Company’s mobile apps are generally available to all mobile users. However, a customer is required to be a pre-approved borrower to purchase merchandises through the Company’s marketplace. Before a customer can purchase merchandises through the marketplace, such customer must pass the Company’s credit assessment process. Once the customer passes the credit assessment process, he/she is able to make a purchase up to the approved credit limit, which is determined by the borrower’s credit profile. The borrower then initiates the purchase once he/she identifies a merchandise to purchase in the marketplace.

The Company does not prepay or place an order with merchandise suppliers unless the borrower made a purchase. The Company’s role in the merchandise credit transaction is to: (i) act as an agent of the merchandise suppliers; and (ii) facilitate financing to consumers.

Borrowers can choose their own down payment option and the time period for making periodic installments, ranging from one week to 24 months.

In response to the Staff’s comment, the Company has added the requested disclosure on page 124 of the Revised Draft Registration Statement.

•	Explain and disclose the contractual terms of the of the merchandise credit products offered and indicate whether these terms can change during the life of the loan;

In response to the Staff’s comment, the Company has added the requested disclosure on pages 124 and 125 of the Revised Draft Registration Statement.

•	Explain and disclose how the pre-approved loan amounts are determined;

The Company respectfully advises the Staff that when a borrower apply and is approved with credit, the full amount of such credit represents such borrower’s credit limit for merchandise credit products. A portion of the full amount represents the borrower’s credit limit for cash credit products. As such, the process in which an individual’s unsecured line of credit amount for a borrower who wishes to utilize the Company’s merchandise credit products is determined in the same manner as discussed in the Company’s response to bullet 3 of the Staff’s comment 30 on cash credit product.

In response to the Staff’s comment, the Company has added additional disclosure on pages 135 and 136 of the Revised Draft Registration Statement.

•	Explain and disclose how the amount of each individual borrower servicing fee is determined and address how these fees are paid and your process for determining the recognition of revenue;

The Company respectfully advises the Staff that the amount of each individual borrower’s service fee is set forth in the terms of the electronic borrowing agreement. When the borrower draws down from his/her respective account, he/she will enter into a new electronic borrowing agreement with the Company which specifies the loan term, service fee, installment payments (i.e. principal and service fees) for a fixed time period. The Company determines and recognizes the service fee according to the effective interest method over the borrowing period in accordance with ASC 310-10. The borrowers repay to the Company in accordance with the stated terms of the electronic borrowing agreement.

In response to the Staff’s comment, the Company has added disclosure regarding determination of service fees on pages 125 and 126 of the Revised Draft Registration Statement.

•	Explain and disclose how you account for the rebates received from the merchandise suppliers;

The Company respectfully advises the Staff that the Company accounts for the rebates received from the merchandise suppliers as revenue earned by the Company acting as an agent of the merchandise suppliers. A pre-agreed sales rebate is settled and paid periodically to the Company by the merchandise suppliers. The pre-agreed sales rebate is based on a fixed percentage of the product price, ranging from 1% to 16%. The revenue recognition criteria are met when the products are delivered and the Company’s returns policy have expired. The Company recognizes the sales commission fee from the merchandise suppliers when the Company confirms the number of products sold by the merchandise suppliers at the end of each settlement period (ranging from a weekly or monthly basis). The sales rebate is generally received 30 days after the settlement date.

In response to the Staff’s comment, the Company has added the requested disclosure on page 92 of the Revised Draft Registration Statement.

•	Explain and disclose whether the Company receives a separate servicing fee or sales commission fee throughout the life of the loan if the borrower continues to utilize the available merchandise credit through utilization, then paydowns and subsequent utilization similar to a revolving credit line;

In response to the Staff’s comment, the Company has added the requested disclosure on pages 124 and 125 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that a borrower enters into a new borrowing agreement upon each drawdown. The new agreement provides for service fees that are separate from service fees under borrowing agreements such borrower entered into previously.

•	Explain and disclose how the sales commission fees for each individual borrower purchase are determined and how these fees are received and the process for recognizing revenue;

The Company respectfully advises the Staff that sales commission fees for each individual borrower purchase is determined based on the difference between the retail price of the merchandise sold to borrower and the price of the merchandise that the Company pay the merchandise supplier.

The revenue recognition criteria are met when the products are delivered and the Company’s returns policy have expired.

In response to the Staff’s comment, the Company has added additional disclosure on pages 92 and 124 of the Revised Draft Registration Statement.

•	Explain and disclose whether there are any separate fees paid to the merchandise suppliers and who pays these fees and when;

The Company respectfully advises the Staff that there are no separate fees paid to the merchandise suppliers.

In response to the Staff’s comment, the Company has added the requested disclosure on page 124 of the Revised Draft Registration Statement.

•	Explain and disclose how the merchandise product purchases are funded and when these funds owed are transferred to the investor or retained by the company;

When borrowers draw down on their merchandise credit, the Company often first disburses loans to borrowers with its own funds. The Company then aims to transfer such loans to institutional funding partners. Although the Company aims to transfer the loans to its institutional funding partners, not all loans facilitated have historically been transferred, given the short-term nature of the loans and the significant growth in the Company’s business and the amount of loans facilitated. Additionally, the transferred loans are not derecognized by the Company for reasons as discussed in response to the Staff’s comment 29 above.

In response to the Staff’s comment, the Company has added the requested disclosure on page 125 of the Revised Draft Registration Statement.

•	Explain and disclose whether these merchandise credit product loans are rolled over upon maturity; and

The Company respectfully advises the Staff that borrowers are not allowed to roll over loans facilitated under merchandise credit products upon maturity.

In response to the Staff’s comment, the Company has added the requested disclosure on page 125 of the Revised Draft Registration Statement.

•	Explain and disclose whether the company has a guarantee liability for any principal or interest owed to the investor over the life of the borrowing and how these amounts are determined on an individual basis.

The Company respectfully advises the Staff that it does not have a guarantee liability for any principal or interest owed to the institutional funding partners over the life of the borrowing because the transaction with the institutional funding partners is accounted for as a secured borrowing as discussed in response to the Staff’s comment 29 above.

Measurement of Share-Based Compensation , page 91

32.	Please revise to provide a history of the issuance of ordinary shares, including the number of shares issued and to whom as well as the terms and the fair value for each share issuance. In addition, provide information which identifies the share-based compensation expense recognized with these issuances.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 94 to 96 and 178 and 179 of the Revised Draft Registration Statement.

33.	Please revise to provide a history of each of the different series issuances of preferred shares. This information should include but not be limited to, date of issuance, terms, purchasing party as well as the fair value.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 178 and 179 of the Revised Draft Registration Statement.

Results of Operations, page 95

34.	Please revise to provide a discussion of the changes in financial position for the periods presented.

In response to the Staff’s comment, the Company has added the requested disclosure on page 106 of the Revised Draft Registration Statement.

Operating cost and expenses, page 97

35.	Please revise your disclosures to address how the reduction in employee headcount during interim 2016 impacted each of the different operating costs and expenses.

In response to the Staff’s comment, the Company has revised the disclosure regarding the reduction in its sales and marketing personnel and its impact on its sales and marketing expenses on page 101 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that as disclosed on page 101 of the Revised Draft Registration Statement, the increase in the Company’s general and administrative personnel caused an increase in general and administrative expenses in the nine months ended September 30, 2016, and the increase in the Company’s research and development personnel caused an increase in research and development expenses in the same period. Changes in employee headcount did not have any direct impact on cost of revenue or allowance for loan principal and service fee receivables.

Business, page 113

36.	We note that you classify yourselves as being an “online provider of small cash credit products,” part of the “online consumer finance industry,” and not as a “peer-to-peer” lender. However, in order to diversify your funding sources, you state that you have entered into arrangements pursuant to which you are facilitating loans funded directly by a consumer finance company and a trust company. To the extent that this diversification model signals a move towards a business model similar to the business conducted by peer-to-peer lenders, please provide us with your analysis as to why you do not believe that you classify as a “peer-to-peer” lender.

The Company respectfully advises the Staff that online “peer-to-peer” lenders/platforms, or online “P2P” platforms, are considered as “online lending information intermediary institutions” within the meaning of the Interim Online Lending Information Intermediary Measures currently referenced on page 149 of the Revised Draft Registration Statement. As disclosed on page 22 of the Revised Draft Registration Statement, the Interim Online Lending Information Intermediary Measures are only applicable to private lending transactions according to relevant interpretations by the China Banking Regulatory Commission. As further disclosed on page 22 of the Revised Draft Registration Statement, loans funded by financial institutions which are licensed by financial regulatory authorities in China are not private lending transactions within the meaning of the Private Lending Judicial Interpretation issued by the Supreme People’s Court of the PRC in August 2015. As both the trust company and the consumer finance company are licensed financial institutions, loans directly funded by such institutions are not private lending transactions. Therefore, facilitation of loans funded directly by the consumer finance company and the trust company is not subject to the regulation set forth in the Interim Online Lending Information Intermediary Measures. Based on the reasons stated above, even though the Company has facilitated loans funded directly by a consumer finance company and a trust company, the Company does not consider itself as an “online lending information intermediary institution” within the meaning of the Interim Online Lending Information Intermediary Measures, and thus is not an online “P2P” platform.

In response to the Staff’s comment, the Company has included additional disclosure on pages 147 and 149 of the Revised Draft Registration Statement to further clarify regulations related to online lending information intermediary institution.

Our Market Leadership and Growth, page 114

37.	We note your disclosure with respect to the increase in the number of active borrowers. Since the repeat borrowers account for a substantial majority of your active borrowers (i.e., 75.4% of total active borrowers for the three months ended September 30, 2016), please revise your disclosure to also present the growth in the number of first time borrowers only.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 2, 14, 81 and 119 of the Revised Draft Registration Statement.

Ant Financial Partnership, page 115

38.	Your “strategic partnership” with Ant Financial with “in-depth cooperation in multiple areas” of your business, “has contributed to the significant growth of your revenues and improvement of [y]our profitability...” (refer to last risk factor on page 16). You also appear to have entered into “a series of agreements relating to [y]our ongoing business cooperation and service arrangements with Ant Financial,” including a joint venture involving the QuCampus and your arrangement with Zhima Credit, an affiliate of Ant Financial, providing you with credit reporting and modelling services, in addition to the services provided under the joint marketing agreement discussed on page 124.

•	Briefly describe the origin of your business relationship with Ant Financial and identify and disclose the material terms and conditions of all relevant agreements, understandings or arrangements you have with Ant Financial. Given that your business seems to substantially depend on this arrangement, please file the agreements as exhibits to the registration statement, or provide us an analysis supporting your determination that you are not required to do so, in which case we ask that you provide us supplementally with copies of these agreements. Please refer to Item 601(b)(10) of Regulation S-K and Rule 418 of Regulation C for guidance.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 131 and 132 of the Revised Draft Registration Statement.

In response to the Staff’s comment, the Company will in a subsequent submission file certain agreements with Ant Financial as exhibits to the Revised Draft Registration Statement. The Company has revised the exhibit index on page II-6 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that the Company intends to seek confidential treatment request pursuant to Rule 24b-2 as promulgated by the Commission under the Securities and Exchange Act of 1934, as amended, as to certain terms in such agreements that are to be filed as exhibits to the Revised Draft Registration Statement.

The Company further respectfully advises the Staff that the Company has also entered into other agreements with Ant Financial in the ordinary course of its business. Such other agreements are:

(i)	joint marketing agreements entered into from time to time as to specific marketing events for a limited duration primarily to promote our brand, advocate the virtues of having good credit and the value of credit products;

(ii)	agreements as to credit analysis information other than Zhima Credit Scores; and

(iii)	agreement as to payment processing and settlement.

The Company has carefully considered whether agreements as described in (i) to (iii) above with Ant Financial should be filed as exhibits to the Revised Draft Registration Statement. Item 601(b)(10)(ii) of Regulation S-K provides that “[i]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed.” Each of the foregoing agreements were made in the ordinary course of business. The relevant fees that the Company has paid to Ant Financial pursuant to these agreements or costs associated with these agreements are limited in nature and thus are immaterial in amount or significance to the Company. Therefore, the Company believes that these agreements with Ant Financial need not be filed as exhibits to the Revised Draft Registration Statements. However, as requested by the Staff, the Company will provide a copy of each of the agreements as described in (i) to (iii) above to the Staff in a subsequent submission on a confidential basis.

For discussion as to the agreements related to QuCampus, please refer to the Company’s response in the last bullet of the Staff’s comment 38.

•	In light of the risk factor disclosure mentioned above, stating among other things that your business may become a direct competitor of any current or future credit business of Ant Financial, please ensure that you discuss how your business may be different than Ant Financial’s credit business, the terms pursuant to which Ant may terminate any contractual arrangements with you, and any notice requirements what may apply.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 17, 131 and 132 of the Revised Draft Registration Statement.

•	Please revise your Related Party Transactions disclosure on page 159 to accurately capture the nature of fees and amount of payments due or that have become payable relating to your arrangement with Ant Financial and Zhima Credit. In this regard, we note that you state that in 2015 and the nine months ended September 30, 2016 you recognized an aggregate of RMB 44.2million of operating cost and expenses related to services provided by certain subsidiaries of Ant Financial. However disclosure related to related party balances and transactions on pages F-42, 67-69 represents different amounts and categories of fees.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 168 of the Revised Draft Registration Statement.

•	Expand your disclosure related to the QuCampus joint venture to clearly describe the current activities engaged by the joint venture, the nature of commitments required by both parties to the joint venture, how this arrangements compliments your business operations and how the joint venture is intended to be utilized in maximizing your earning potential. Please file the joint venture agreement as an exhibit to the registration statement.

In response to the Staff’s comment, the Company has added the requested disclosure on page 132 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that QuCampus currently does not generate any revenue and is not expected to do so in the near term. As disclosed on page 132 of the Revised Draft Registration Statement, the Company views the joint venture as an opportunity to gain further insights as to the behavior, social needs and consumption preferences of young consumers. The Company believes such insights will enable it to improve designs of its credit products, identify attractive merchandise for its marketplace, refine its risk pricing and management system and cultivate long-term customer relationships. Pursuant to the QuCampus’ Framework Agreement dated October 17, 2016, the Company agreed to contribute RMB190 million in cash for 45.9% of the equity interest in QuCampus, which represents less than 10% of the net assets of the Company as of September 30, 2016. As of the date of the Revised Draft Registration Statement, the Company has contributed RMB70 million. The Company also expects its future contribution of resources into the joint venture and costs associated with the Company’s continued participation in the joint venture to be limited. As such, the Company does not believe that the joint venture will have a material impact on its financial condition and results of operations in the near future. Therefore, the Company believes that the agreements related to QuCampus is “immaterial in amount or significance” and does not need to be filed as an exhibit to the registration statement on Form F-1 pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

However, as previously requested by the Staff pursuant to the first bullet of this comment 38, the Company will provide an English translation of the agreements related to QuCampus to the Staff in a subsequent submission on a confidential basis.

Pricing, page 119

39.	Please revise the tabular information on page 120 to address the disclosure on page 118, which indicates that payments typically range from one to six weeks or from one to nine months for cash credit products and from one to 12 months and up to 24 months for merchandise credit products.

The Company respectfully advises the Staff that the table on page 126 of the Revised Draft Registration Statement is to illustrate the typical fee range of five credit products with the highest number of loans facilitated during the three months ended September 30, 2016, and is not intended to illustrate the fee range of the Company’s entire product portfolio. The five credit products included in the table collectively represent over 75% of the amount of loans facilitated during the three months ended September 30, 2016. While the Company also facilitates loans of longer duration, such loans are facilitated in significantly lower numbers. In addition, merchandise credit products with duration up to 24 months were offered historically but not during the three months ended September 30, 2016. The Company does not believe the inclusion of additional loans with different durations will provide investors with representative information as to its product offerings.

40.	Please revise to disclose how the tabular information presented is impacted by the funding agreements between the institutional investor and the trust company.

The Company respectfully advises the Staff that the service fee of a loan facilitated is not determined based on the funding source. As such, the funding agreements between the institutional funding partners and the trust company will not impact the information presented in the table on page 126 of the Revised Draft Registration Statement.

41.	Please revise to disclose whether there is any interest charged on these loans or if interest is considered when determining the range of service fees charged on the loans.

The Company respectfully advises the Staff that it charges service fees for loans facilitated, the amount of which is primarily determined based on the size and duration of the loan and borrower’s credit profile. Certain other factors, such as promotional campaigns that the Company may run from time to time, may also result in lower service fees to borrowers. As currently disclosed on page 31 of the Revised Draft Registration Statement, fluctuations in the general interest rate environment could negatively affect the Company’s business, profitability, results of operations and financial condition. For example, as currently disclosed on page 31 of the Revised Draft Registration Statement, if prevailing market interest rates rise, our cost of capital for funds, including fees paid to institutional funding partners in which we transfer loans facilitated to, which are accounted for as interest expenses of borrowings in our cost of revenue, may increase. However, the Company has not historically adjusted and do not currently adjust the service fees it charges on loans facilitated based on the general interest rate environment in China or considered change in general interest rate environment in China when determining the range of service fees charged. Nonetheless, the Company respectfully advises the Staff that it may need to take change in the general interest rate environment in China in the future to reduce the risk associated with fluctuations in interest rates. The Company also respectfully advises the Staff that it does not currently charge borrowers a separate interest in addition to the service fees charged.

Funding, page 120

Institutional Funding Partners, page 120

Our Merchandise Suppliers, page 124

42.	You disclose that you rely on institutional partners to fund the loans you facilitate and that your institutional funding platforms include “P2P platforms, a consumer finance company, an asset management company, a trust company, and a factoring company.” Please disclose the material terms of the “cooperative agreements [that you enter into] with most...institutional funding partners ...,” describing among other things, whether you agree upon certain funding amounts, the nature and characteristics of the loans a funding partner is interested into investing, and any fees you are paid from the funding partners for facilitating the loans or vice versa, any fees you may owe the funding partners for funding your loans. Given that the substantial majority of the loans appear to be funded by P2P platforms (refer to disclosure on pages F-35 and F-65 ), please revise your disclosure to identify the institutional funding partners upon which you appear to heavily rely for funding of loans you facilitate. In this regard, we note your risk factor disclosure on page 15, including disclosure on page 19 stating that you had “historically relied on one institutional funding partner to fund a substantial portion of loans facilitated by [you].” Please file the agreements as exhibits to the registration statement or provide us an analysis supporting your determination that you are not required to do so.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 127 and 128 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that arrangements as to the amount in which the Company is required to pay the institutional funding partners under the typical funding arrangement and the service fees in which the consumer finance company and the trust accounts established in collaboration with a trust company are to pay the Company are currently disclosed on pages 128 to 130 of the Revised Draft Registration Statement,.

The Company respectfully advises the Staff that in the nine months ended September 30, 2016, out of the total amount of loans facilitated in which the Company first disburse loans to borrowers, only approximately 28.7% of such loans were then transferred to institutional funding partners. Furthermore, such loans were transferred to several institutional partners. The Company select institutional funding partners for which loans are transferred based on various factors, including fees charged by the institutional funding partners, the amount of loans to be funded, the loan requirement of the institutional funding partners at the time and the timing and availability of fund from the institutional funding partners. The Company is not required by the institutional funding partners to transfer a set amount of loans to any one of them, and the institutional funding partners are not required to provide a minimum amount of funding to the Company. Instead, an institutional funding partner specifies a quota for the amount of loan that it is willing to fund for a specific period, with the actual funding arrangements with the institutional funding partners typically negotiated on a weekly or monthly basis. As such, the Company maintains the flexibility as to determine the institutional funding partners in which it can transfer loans to. Furthermore, as the Company further diversifies its institutional funding sources by entering into arrangements with additional institutions, the Company expects that the amount of loans that will be transferred to any particular institutional funding partners to be even more limited. Finally, the Company respectfully advises the Staff that it enters into cooperative agreements with different institutional funding partners in its ordinary course of business as the Company aims to transfers loans that were first disburse by it to institutional funding partners to enhance its liquidity and increase the amount of loans that the Company will be able to facilitate. Given the foregoing, the Company does not believe cooperative agreements with institutional funding partners need to be filed as exhibits to the registration statement on Form F-1 pursuant to Item 601(b)(10) of Regulation S-K as each such agreement are those entered into in the ordinary course of business, not material to the Company and the Company’s business is not substantially dependent on any of such agreements.

43.	In the last paragraph on page 120, you disclose that you group loans into portfolios and refer them to institutional partners. Please expand your disclosure to discuss how, in addition to the age of the borrower, you group them considering that the substantial majority of your products are cash credit products. In addition, please explain how the funding from the P2P platforms is accomplished–are the loans generated by you posted on the P2P platform? Who is identified as the borrower of those loans on the P2P platform? We may have additional comments following the review of your response.

In response to the Staff’s comment, the Company has added the requested disclosure on page 128 of the Revised Draft Registration Statement.

44.	We note your illustration of the flow of funds related to loans which you transfer to institutional funding partners. This presentation, however, appears to oversimplify the actual funding process considering that: (i) funding arrangements are typically negotiated on a weekly or monthly basis; (ii) given the short-term nature of the loans, they may mature before you are able to transfer them to your institutional partners; and (iii) that certain loans in a portfolio may be returned to you and that you will refer these loans to other institutional funding partners. Please revise your narrative disclosure, as well as your graphical presentation, to accurately capture the full cycle of your loan origination/facilitation, transfer, collection, and timing discrepancies between when credit is extended to a borrower and a successful transfer of a loan is made. In addition, please disclose the percentage of your overall loans as the most recent reporting period that were transferred to institutional funding partners. Your disclosure should also describe the methods by which you reach out to your institutional funding partners: for example, is the process automated, do they have access to your loan database, and how is a loan transfer approved or rejected.

In response to the Staff’s comment, the Company has added the requested disclosure on page 128 of the Revised Draft Registration Statement.

45.	In regard to the loans transferred to a certain institutional funding partner, starting in October of 2015 and disclosed on page 121, please address the following:

•	Disclose the amount of loans transferred under the insurance program with Zhong’an to the institutional investor during the periods presented;

In response to the Staff’s comment, the Company has added the requested disclosure on page 129 of the Revised Draft Registration Statement.

•	Disclose the deposits paid to Zhong’an during the periods presented and indicate how these amounts are determined, accounted for, reflected in the financial statements as well as what these deposits are for;

In response to the Staff’s comment, the Company has added the requested disclosure on page 129 of the Revised Draft Registration Statement.

The Company advises the Staff that the deposits paid to Zhong’an during the periods are determined based on the guarantee deposit requirement stipulated in the contracts amongst the Company, Zhong’an and the institutional funding partner. The Company believes that the guarantee deposits qualify for the compensating balance arrangements under SEC Regulation S-X Rule 5-02, as they are legally restricted deposits held by Zhong’an against the borrowing arrangements on the consolidated statement of financial positions. Therefore, in accordance with ASC 210-10-45-4a, the Company classified the guarantee deposits as current or non-current assets based on the terms of the underlying borrowing arrangements as discussed in response to the Staff’s comment 62.

•	Disclose the criteria for coverage of outstanding principals and fees by Zhong’an for borrower defaults;

The Company respectfully advises the Staff that Zhong’an provides insurance to the institutional funding partners directly, and the relevant agreements which include details as to the criteria for coverage are entered into between Zhong’an and the relevant institutional funding partners. As such, the Company is unable to provide such criteria for coverage.

•	Disclose the amount paid by Zhong’an for borrower defaults of principals and fees during the periods presented;

The Company respectfully advises the Staff that based on the Company’s best knowledge, Zhong’an has not made any payment. In addition, Zhong’an has not deducted any of the deposits in which the Company paid to it. In response to the Staff’s comment, the Company has added the requested disclosure on page 129 of the Revised Draft Registration Statement.

•	Disclose how the amounts received by Zhong’an are accounted for;

The Company respectfully advises the Staff that the amounts received by Zhong’an when the institutional funding partners purchase the insurance are not accounted for by the Company because the institutional funding partners purchase insurance directly from Zhong’an.

•	Disclose the amounts paid by the Company for borrower defaults of outstanding principals and fees in excess of the amounts received from Zhong’an during the periods presented;

The Company respectfully advises the Staff that it does not record a liability at each reporting period for the borrower default guarantees under these arrangements because the proceeds from the institutional funding partners are recorded as secured borrowings as discussed in the Company’s response to the Staff’s comment 29.

The Company also respectfully advises the Staff that based on the Company’s best knowledge, Zhong’an has not made any payment. In addition, Zhong’an has not deducted any of the deposits in which the Company paid to it.

•	Disclose how Company has determined the liability at each reporting period for the borrower default guarantees under these arrangements; and

The Company respectfully advises the Staff that it does not record a liability at each reporting period for the borrower default guarantees under these arrangements because the proceeds from the institutional funding partners are recorded as secured borrowings as discussed in the Company’s response to the Staff’s comment 29.

•	Disclose how the involvement with Zhong’an impacts the recognition of fee income.

The Company respectfully advises the Staff that the involvement with Zhong’an does not impact on the recognition of fee income because Zhong’an only provides insurance to the institutional funding partners directly.

46.	Refer to your disclosures on pages 122-123. Please expand your disclosure to describe how the direct funding of loans from the trust and the finance company is accomplished. For example, where are the borrowers applying for these loans and are they aware that the funding will be provided by a third party? Does the amount of the service fee reflect a percentage of the loan you facilitated? What is the range of that percentage? Further explain how funding your loans through your trust account is different from your other lending. We may have additional comments following the review of your response.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 129 and 130 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that the amount of each individual borrower’s service fee for a particular loan is primarily based on the size and duration of the loan and borrower’s credit profile. Certain other factors, such as promotional campaigns that the Company may run from time to time, may also result in lower service fees to borrowers.

47.	In regard to the agreements between the institutional investor and the trust company, please address the following:

•	Disclose the amount of loans funded under these types of arrangements during the periods presented;

The Company respectfully advises the Staff that no loans were funded by the trust accounts established in collaboration with a trust company for the periods presented because the Company began its collaboration with such trust company in the fourth quarter of 2016. The Company will add the requested disclosure in subsequent submission when its 2016 full year consolidated financial statements become available.

•	Disclose the amount of service fees received by the Company under these arrangements and how these amounts are determined and accounted for during the periods presented;

The Company respectfully advises the Staff that no service fees were received by the trust accounts established in collaboration with a trust company for the periods presented because the Company began its collaboration with such trust company in the fourth quarter of 2016. The Company will add the requested disclosure in subsequent submission when its 2016 full year consolidated financial statements become available.

•	Disclose the amounts paid by the company for borrower defaults to the institutional investor under the guarantee during the periods presented; and

The Company respectfully advises the Staff that it did not collaborate with the trust company to establish trust accounts to fund loans facilitated until the fourth quarter of 2016. The Company will add the requested disclosure in subsequent submission when its 2016 full year consolidated financial statements become available.

•	Disclose how company has determined the liability at each reporting period for the borrower default guarantees under these arrangements.

The Company respectfully advises the Staff that it does not record a liability at each reporting period for the borrower default guarantees under these arrangements because the transaction with the institutional funding partners is accounted for as a secured borrowing as discussed in the Company’s response to the Staff’s comment 29.

48.	In regard to the agreement between the company and the consumer finance company, please address the following:

•	Disclose the amount of loans funded under this arrangement during the periods presented;

In response to the Staff’s comment, the Company has added the requested disclosure on page 130 of the Revised Draft Registration Statement.

•	Disclose the amount of service fees received by the company under this arrangement and how these amounts are determined and accounted for during the periods presented;

The Company respectfully advises the Staff that no service fees were received by the Company under this arrangement during the periods presented because this arrangement commenced in September 2016. In response to the Staff’s comment, the Company has added the requested disclosure on page 130 of the Revised Draft Registration Statement.

The Company will add the requested disclosure in subsequent submission when its 2016 full year consolidated financial statements become available.

•	Disclose the amounts paid by the company for borrower defaults to the consumer finance company under the guarantee during the periods presented; and

In response to the Staff’s comment, the Company has added the requested disclosure on page 130 of the Revised Draft Registration Statement.

•	Disclose how company has determined the liability at each reporting period for the borrower default guarantees under this arrangement.

The Company respectfully advises the Staff that the liability for the borrower default guarantee under this arrangement is immaterial for the periods presented because this arrangement commenced in September 2016.

The Company will add the requested disclosure in subsequent submission when its full year consolidated financial statements become available.

QuCampus, page 124

49.	Please revise to provide a specific and thorough discussion of exactly what the business operations of QuCampus are and how revenues and costs are recognized. In addition, please provide us with evidence to support your accounting treatment that QuCampus should not be consolidated.

In response to the Staff’s comment, the Company has added the requested disclosure as to the business operations of QuCampus on page 132 of the Revised Draft Registration Statement.

In response to the Staff’s request for evidence to support the accounting treatment that QuCampus should not be consolidated, the Company respectfully advices the Staff that according to QuCampus’ Framework Agreement dated October 17, 2016, the Company, through its consolidated variable interest entity (the “VIE”) Beijing Happy Time, agreed to contribute RMB190 million in cash for 45.9% of the equity interest in QuCampus. Ant Financial, through its subsidiary Shanghai Yunxin Venture Capital Co., Ltd. (“Shanghai Yunxin”) and Mr. Min Luo, through his wholly owned company Ganzhou Happy Share Capital Management LLP (“Ganzhou Happy Share”), agreed to contribute RMB100 million and RMB10 million in cash for 44.1% and 10% of the equity interest in QuCampus, respectively. The Company is not controlled by Mr. Min Luo, who beneficially holds 26.3% of the Company. In addition, pursuant to the Articles of Association and Shareholders’ Agreement of QuCampus, the profits or losses of QuCampus are to be shared among the Company, Shanghai Yunxin and Ganzhou Happy Share based on the shareholding of 45.9%, 44.1% and 10%, respectively.

There are four seats on the board of directors of QuCampus with equal voting rights. The Company and Shanghai Yunxin can each designate two seats on the board of directors. The board of directors are responsible for making business and capital plans and formulating annual budget plans. Resolutions at the board of directors’ meetings are passed by the board of directors representing more than 1/2 of the voting rights. The shareholders of QuCampus, as the highest level of authority, have the right to approve the business, capital and budget plans made by the board of directors, elect or change the board of directors and set his or her compensation. Resolutions at shareholders’ meetings for the matters that impact QuCampus’ significant activities are passed by shareholders representing 2/3 or more of the voting rights. In addition, there is no provision in the Articles of Association of QuCampus that would allow any party other than the shareholders and the board of directors to direct the activities of QuCampus which would significantly impact QuCampus’s economic performance.

The Company concluded that QuCampus is a not a VIE based on the following analysis under ASC 810-10-15-14:

a.	The total equity investment at risk is sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders:

Pursuant to ASC 810-10-25-45, an equity investment at risk can be demonstrated based on either qualitative analysis or quantitative analysis or a combination of both. Pursuant to QuCampus’ Framework Agreement dated October 17, 2016, the Company, Shanghai Yunxin and Ganzhou Happy Share agreed to contribute a total of RMB300 million of cash to QuCampus, and as of the date of the Revised Draft Registration Statement, the Company and Shanghai Yunxin contributed RMB70 million and RMB35 million, respectively. In addition, QuCampus does not have any other non-equity financings. The Company determined that the total equity at risk is sufficient to permit QuCampus to finance its activities without additional subordinated financial support provided by any parties.

b.	As a group the holders of the equity investment at risk have a controlling financial interest:

The three equity holders, the Company, Shanghai Yunxin and Ganzhou Happy Share, as a group, have the characteristics of a controlling financial interest because they have the power, through voting rights, to direct the activities of QuCampus. In addition, all of the three equity holders have the obligation to absorb losses and the right to receive expected residual returns of QuCampus.

c.	The two conditions below are not collectively met: (i) voting rights of some of the investors are not proportionate to their obligations to absorb the expected losses, their rights to receive the expected residual returns, or both; and (ii) substantially all of the legal activities either involve or are conducted on behalf of an investor with disproportionately few voting rights.

Even though the voting rights are not proportionate to the investors’ shareholding in QuCampus because Mr. Min Luo does not have any representation on the board of directors of QuCampus, QuCampus’ legal activities neither involve nor are conducted on behalf of Mr. Min Luo.

Based on the analysis above, the Company concluded that QuCampus is not a VIE. The Company then assesses whether QuCampus should be consolidated under the voting interest model and concludes that it should not consolidate QuCampus under the voting interest model because it does not control the board of directors and does not have a controlling equity interest in QuCampus.

Stage 3: Credit Assessment and Pricing, page 127

50.	Please revise to clarify whether a borrower whose loan request is declined is prohibited from applying again, making sure to discuss, as appropriate, the mechanisms you have in place to prevent that person from reapplying using different and/or fraudulent information.

In response to the Staff’s comment, the Company has added the requested disclosure on page 135 of the Revised Draft Registration Statement.

Stage 4: Credit Utilization, page 127

51.	Please disclose the time elapsed between a request for a draw down and funding of the loan.

In response to the Staff’s comment, the Company has added the requested disclosure on page 136 of the Revised Draft Registration Statement.

Stage 5: Servicing and Collection, page 128

52.	You disclose elsewhere that your customer base largely comprises consumers without an established credit history and that you use debt collection services only under “exceptional circumstances. Please revise your disclosure regarding your three-step collection process to explain:

•	the differences, if any, between the voice and text messages sent to delinquent borrowers in the first and second stages of the collection process and the effectiveness of this step as part of your collection services;

In response to the Staff’s comment, the Company has added the requested disclosure on page 136 of the Revised Draft Registration Statement.

•	how the second stage of your collection process, which involves your reporting delinquent borrowers to credit agencies, provides an effective method by which to collect on delinquent loans;

In response to the Staff’s comment, the Company has added the requested disclosure on page 136 of the Revised Draft Registration Statement.

•	the circumstances in which you would use a debt collection service and to the extent known, the percentage of loans you are able to collect through this method; and

In response to the Staff’s comment, the Company has added the requested disclosure on page 136 of the Revised Draft Registration Statement.

•	given the small size of your loans and large number of active borrowers, circumstances under which you may decide to forego collection if the cost of such services would be prohibitive.

In response to the Staff’s comment, the Company has added the requested disclosure on page 136 of the Revised Draft Registration Statement.

Proprietary Data and Analytics, page 130

53.	Please revise this section to provide greater detail regarding the six main groups of information you use to evaluate a prospective borrower. For example, please describe the specific “behavioral characteristics” and “social connections” that you take into account. As appropriate, please provide illustrative examples, supplemented by quantified information where applicable, to explain how each criterion may affect, either favorably or unfavorably, a borrower’s loan score.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 135 and 136 of the Revised Draft Registration Statement.

Competition, page 132

54.	Please revise this section and elsewhere as necessary to quantify the size of your market share as well as those of your top competitors. Given the recent growth in China’s Fintech business, seemingly low barriers to entry resulting in a large number of competitors targeting essentially the same online lending market, please expand your disclosure to better identify your direct competitors and the principal methods of competition (i.e., borrowers, funding sources). Refer to Item 4.B.7 of Form 20-F for guidance.

In response to the Staff’s comment, the Company has added the requested disclosure to identify the Company’s direct competitors on pages 27, 140 and 141 of the Revised Draft Registration Statement and principal methods of competition on page 141 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that pursuant to Oliver Wyman Consulting (Shanghai) Ltd., the Company’s position as the number one online provider of small cash credit products in China in terms of the number of active borrowers and the amount of loans facilitated in 2016 was derived based on information provided by the Company as well as estimates in which Oliver Wyman made as to other online providers of small cash credit products. However, there is currently a lack of publicly available information as to online providers of small cash credit products in China. In addition, given the low barriers to entry in the online consumer finance industry, a number of small providers may exist, including many of which that may only offer such products on a limited basis. As such, the market size of online provider of small cash credit products in China cannot be quantified in a reliable measure and the Company’s market share and those of the Company’s top competitors also cannot be derived with reliable measure.

Seasonality, page 133

55.	Please revise to clarify and expand upon your disclosure regarding the periods of the year during which you typically experience upturns and downturns in consumer activity and what the related effect to you results of operation is. Please refer to Item 4.B.3 of Form 20-F for further guidance.

In response to the Staff’s comment, the Company has added the requested disclosure on page 142 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that it will include quarterly financial information for eight quarters in subsequent submissions and will provide additional disclosure as to the effect of seasonality on the Company’s results of operations once such quarterly financial information becomes available.

Management, page 148

Employment Agreements and Indemnification Agreements, page 153

56.	We note that you intend to file a form of employment agreement as Exhibit 10.2. In light of your disclosure that you have entered into employment agreements with each of your executive officers, please file each employment agreement as an exhibit to the registration statement. Refer to Item 8.a of Form F-1 and Item 601(b)(10)(iii) of Regulation S-K.

The Company respectfully advises the Staff that, pursuant to Item 601(b)(10)(iii)(C)(5) of Regulation S-K, the following management contracts or compensatory plans, contracts or arrangements need not be filed:

“Any compensatory plan, contract or arrangement if the registrant is a foreign private issuer that furnishes compensatory information under Item 402(a)(1) and the public filing of the plan, contract or arrangement, or portion thereof, is not required in the registrant’s home country and is not otherwise publicly disclosed by the registrant.”

Item 402(a)(1) of Regulation S-K provides that:

“A foreign private issuer will be deemed to comply with this Item if it provides the information required by Items 6.B and 6.E.2 of Form 20-F, with more detailed information provided if otherwise made publicly available or required to be disclosed by the issuer’s home jurisdiction or a market in which its securities are listed or traded.”

The Company further respectfully advises the Staff that, pursuant to Item 6.B of Form 20-F, disclosure of compensation for the Company’s directors and executive officers is not required to be on an individual basis if such disclosure is not required in the Company’s home country and is not otherwise publicly disclosed by the Company. The Company confirms to the Staff that, pursuant to the advice of its Cayman Islands counsel, public filing of employment agreements with its executive officers is not required in the Cayman Islands, the Company’s home country, and such agreements have not been otherwise made publicly available by the Company. The Company also did not disclose the compensation as to its directors and executive officers on an individual basis in the February 24 Submission or the Revised Draft Registration Statement. If the Company is to file as exhibits to the Company’s registration statement on Form F-1 employment agreement with each of its executive officers, such agreements will become publicly available, effectively conflicting with the exemptions provided by Item 6.B of Form 20-F to foreign private issuers. In addition, the Company respectfully advises the Staff that the differences between the employment agreements entered into between the Company and its executive officers primarily relates to compensation and position. As such, the Company respectfully advises the Staff that it believes the form employment agreement to be filed as Exhibit 10.2 will contains all relevant material information for investors and comply with the requirement of Item 601(b)(10)(iii) of Regulation S-K.

Share Incentive Plans, page 153

2015 Share Incentive Plan, page 154

57.	Please explain to us how the company accounted for the virtual shares granted under the equity awards in 2015 and which were canceled and replaced by equity awards under the 2016 Equity Incentive Plan. Further, explain how the amount of share based compensation expense was determined in 2015.

The Company respectfully advices the Staff that the virtual shares granted under the equity awards in 2015 as disclosed on pages 162 and 163 of the Revised Draft Registration Statement is referred to as the 2015 Share Plan (“2015 Plan”) in Note 19 of the 2015 consolidated financial statements. As disclosed in Note 19 of the 2015 consolidated financial statements, the shares beneficially owned by Mr. Min Luo will be transferred to the option holders when these share options are exercised by the employees. On December 26, 2015, the Company granted a total of 15,814,019 of share options with nil exercise price under the 2015 Plan, which were immediately vested. Among the 15,814,019 share options, 13,373,019 share options were issued to replace the share options granted to the participants of the 2014 Share Plan (“2014 Plan”), and the remaining 2,441,000 share options were issued to new participants in the share based program. Substantially all of the share options under the 2015 and 2014 Plan were granted to employees of the Company, except for 65,000 share options granted to a non-employee. The Company follows ASC 505-50 for the accounting of share-based payment transactions for non-employees.

In accordance with ASC 718-20-35-8, “a cancellation of an award accompanied by the concurrent grant of (or offer to grant) a replacement award or other valuable consideration shall be accounted for as a modification of the terms of the cancelled award. Therefore, incremental compensation cost shall be measured as the excess of the fair value of the replacement award or other valuable consideration over the fair value of the cancelled award at the cancellation date in accordance with paragraph 718-20-35-3. Thus, the total compensation cost measured at the date of a cancellation and replacement shall be the portion of the grant-date fair value of the original award for which the requisite service is expected to be rendered (or has already been rendered) at that date plus the incremental cost resulting from the cancellation and replacement.” As no other applicable accounting literature addresses the modifications to the share-based payments to non-employees, the Company follows ASC 718 by analogy to account for the modification to the non-employee options.

The Company considered the grant of the 13,373019 share options under the 2015 Plan a modification of the 2014 Plan because the cancellation of the 2014 Plan was accompanied by the concurrent grant of the 13,373,019 fully vested share options under the 2015 Plan. The unvested compensation costs relating to the 2014 Plan plus the incremental value of the 13,373019 share options granted under the 2015 Plan over the cancelled 2014 Plan were recorded as share-based compensation expenses in December 2015. The compensation costs related to the newly granted 2,441,000 fully vested share options were measured at the grant date fair value, and recognized as share-based compensation expenses in December 2015.

Principal Shareholders, page 156

58.	Please disclose whether the investment in the various series of preferred stock by your institutional investors was part of a private placement and the amount of capital raised through that transaction, including whether investment in such preferred securities granted the investors board representation rights. In this regard, we note that each of Phoenix Entities, Kunlun Group Limited, Source Code Accelerate L.P. and Blue Run Entities have a representative on the board of directors.

The Company respectfully advises the Staff that history of preferred shares issuances, including consideration paid by shareholders and the fact that such issuances were exempt from registration under the Securities Act, has been described on pages 178 and 179 of the Revised Draft Registration Statement.

The Company also respectfully advises the Staff that pursuant to the Shareholders’ Agreement dated December 9, 2016 relating to the Company among the Company and other parties named therein, as amended by the Amendment to the Shareholders’ Agreement dated February 27, 2017 (the “Shareholders’ Agreement”) and the Amended and Restated Memorandum and Articles of Associations of the Company, amended and restated on December 9, 2016, as amended by the Amendment to the Amended and Restated Memorandum and Articles of Association of the Company, amended on February 27, 2017 (the “MAA”), the Company has granted each of API (Hong Kong) Investment Limited, which is wholly owned by Ant Financial, Phoenix Entities, Source Code Accelerate L.P. and Blue Run Entities the right to elect, remove and replace one director on the Company’s board of directors (the “Board Representation Rights”). The Shareholders’ Agreement and the Board Representation Rights provided thereunder are expected to be terminated upon the completion of the offering contemplated by the Revised Draft Registration Statement (the “Offering”). The Company also will adopt an further amended and restated MAA (the “Post-IPO MAA”) that is to be in effect upon the completion of the Offering. To the extent the Post-IPO MAA include articles as to Board Representation Rights or the Company entered into agreements with any of its shareholders as to Board Representation Rights after the Offering, the Company will include disclosure as to such Board Representation Rights in the Revised Draft Registration Statement.

59.	To provide context to the disclosure at the end of footnote (1), please explain what the share entrustment agreement is, whether the third party consultant is considered to be a related party, and what consideration the holders will receive for canceling 15,814,019 shares.

The Company respectfully advises the Staff that the entrustment agreement was entered into in connection with the Company’s restructuring in 2016 involving, among others, the formation of Qudian Inc. in the Cayman Islands. Tianjin Happy Share is a shareholder of Beijing Happy Time and a limited partnership established under the laws of the PRC. In accordance with Administrative Measures for Overseas Investment promulgated by the Ministry of Commerce (the “MOFCOM”) on October 6, 2014, PRC entities making foreign investments are required to register with local branches of the MOFCOM. In addition, in accordance with Notice of the State Administration of Foreign Exchange on Issuing the Provisions on the Foreign Exchange Administration of the Overseas Direct Investment of Domestic Institutions promulgated by the State Administration of Foreign Exchange (the “SAFE”) on August 1, 2009, the applicable PRC regulation requires PRC entities to register with local branches of the SAFE in connection with their investment in overseas companies. There is substantial uncertainty whether a limited partnership such as Tianjin Happy Share would be able to effect the requisite registrations with the MOFCOM and the SAFE. The entrustment agreement allows Tianjin Happy Share to own 15,814,019 shares (the “Entrusted Shares”) of Qudian Inc. while complying with the applicable PRC regulations.

The entrustment agreement provides, among others, (a) Qufenqi Holding Limited is the nominal shareholder with regard to the Entrusted Shares and holds such Entrusted Shares on behalf of Tianjin Happy Share, (b) all pecuniary interests in the Entrusted Shares belong to Tianjin Happy Share, (c) Qufenqi Holding Limited is entitled to exercise certain rights with respect to the Entrusted Shares, including rights to attend shareholders’ meetings, vote and execute shareholders’ resolutions, and (d) the entrustment agreement can be terminated upon Tianjin Happy Share’s notification to Qufenqi Holding Limited of such termination.

The Company respectfully advises the Staff that the third party consultant is not a related party within the meaning of Item 7.B. of Form 20-F.

The Company respectfully advises the Staff that Tianjin Happy Share will not receive any consideration for the cancelation of 15,814,019 ordinary shares. As disclosed on pages 163 and 164 of the Revised Draft Registration Statement, certain of the Company’s employees and a third-party consultant were granted options under the 2016 Equity Incentive Plan in exchange for the cancelation of options under the 2015 Share Incentive Plan.

Related Party Transactions, page 159

60.	Please ensure that your disclosure here and on pages F-42, 67, 68 and 69 is consistent in connection with the disclosure obligations of Item 7.B. of Form 20-F. For example, there is no disclosure here related to any outstanding payments to Zhima Credit or employee advances. In addition, disclosure of transactions with key management and their immediate families should be disclosed on an individual basis. It is also unclear what the financing commitment from the shareholder of Qufenqi is and what payments you are expected to receive. Please revise your disclosure accordingly, and discuss whether you currently have or plan to adopt an internal policy with respect to related party transactions.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 98, 168 and 169 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that as disclosed on page 168 of the Revised Draft Registration Statement, other than transactions with Mr. Min Luo, which was separately disclosed, none of the other related party transactions with the Company’s key management and their immediate families were with the Company’s executive officers or directors. The Company respectfully advises the Staff that none of such other individuals have authority and responsibility for planning, directing and controlling the activities of the Company and are not “key management personnel” within the meaning of Item 7.B.(d) of Form 20-F. As such, the Company believes that its related party transactions with these other key management and their immediate families are not required to be disclosed on an individual basis pursuant to Item 7.B. of Form 20-F.

Taxation, page 182

People’s Republic of China Taxation, page 182

61.	Refer to the disclosure at the end of the paragraph. Please identify and discuss any tax treaties or agreements between China and the U.S.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 192 and 193 of the Revised Draft Registration Statement.

Notes to the Audited Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, F-19

Guarantee Deposits, page F-21

62.	Please revise to disclose how the guarantee deposits are determined. Please be specific and reference the GAAP accounting you relied upon to form your accounting policies.

The Company respectfully advices the Staff that the guarantee deposits are determined based on the fixed guarantee deposit requirement stipulated in the contracts with the institutional funding partners. The institutional funding partners requested a fixed guaranteed deposit or a guarantee deposit based on a percentage of the total outstanding borrowings, ranging from 2% to 20% for the year ended December 31, 2015. The Company believes that the guarantee deposits qualify for the compensating balance arrangements under SEC Regulation S-X Rule 5-02, as they are legally restricted deposits held by the institutional funding partners against the borrowing arrangements on the consolidated statement of financial positions. Therefore, in accordance with ASC 210-10-45-4a, the Company classified the guarantee deposits as current or non-current assets based on the terms of the underlying borrowing arrangements. In response to the Staff’s comment, the Company has revised the relevant disclosures on page F-21 of the Revised Draft Registration Statement.

Allowance for Loan Principal and Service Fee Receivables, F-21

63.	We note your reference to ASC 452-20, Loss Contingencies. Please revise to reference ASC 450-20, Loss Contingencies in your next amendment, or advise otherwise.

In response to the Staff’s comment, the Company has revised the typographical error on page F-21 of the Revised Draft Registration Statement.

64.	Given your limited operating history, and your limited experience managing the allowance for loan principal and service fee receivables as disclosed on page 25 in Risk Factors, please tell us and revise your next amendment to expand your disclosures surrounding how you compute this allowance. For example, your disclosure on F-21 indicates that your historical loss experience is based on a roll rate model based on historical loss rates. Please provide a more robust and detailed discussion of how you compute this allowance. Your disclosure should discuss, as appropriate, but not limited to: (1) how you group loans with similar characteristics (e.g. geography, past-due status, internal risk ratings, etc.), (2) the time frames over which you evaluate loss experience, and (3) how qualitative factors impacted forecasted probable losses. Refer to ASC 31010-50-11B.

In response to the Staff’s comment, the Company has revised the typographical error on page F-21 of the Revised Draft Registration Statement.

The Company considers the loans to be homogenous as they are all unsecured consumer loans of similar principal amounts. The profile of the borrowers are also similar i.e. age, credit histories and employment status. Therefore, the Company applies a consistent risk management framework to the entire portfolio of loans in accordance with ASC 450-20.

The allowance for loan principal and service fee receivables losses is calculated based on historical loss experience using a roll rate-based model. The roll rate-based model stratifies the loan principal and service fee receivables by delinquency stages (i.e., current, 1-30 days past due, and 31-60 days past due, etc.) and projected forward in one-month increments using historical roll rates. In each month of the simulation, losses on the loan principal and service fee receivables types are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a monthly rolling basis. The loss rate calculated for each delinquency stage is then applied to the respective loan principal and service fees balance. The Company adjusts the allowance that is determined by the roll rate-based model for various macroeconomic factors in China, i.e. gross-domestic product rates, per capital disposable income, interest rates and consumer price indexes. Each of these macroeconomic factors are equally weighted, and a score is applied to each factor based on year-on-year increases and decreases in that respective factor. The adjustment to the allowance has not been material for the periods presented.

65.	We note your accounting policy on F-21 that you charge-off loans when a settlement is reached for an amount that is less than the outstanding balance or when the Company has determined that it is uncollectable. We further note you had very low charge-offs in the periods presented, including zero charge-offs in the nine months ended September 30, 2016, despite the short-term nature of your loans. Please explain in detail the relationship between your charge-off policy and the lack of charge-offs in the periods presented despite the increases in the loan portfolio, nonaccrual loans, and the allowance for nonaccrual loan principal and service fee receivables.

In general, the Company considers loan principal and service fee receivables meeting any of the following conditions as uncollectible and charged-off: (i) death of the borrower, (ii) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments or (iii) the amount remained outstanding 180 days past due after certain collection effort based on the Company’s management’s judgment. The Company respectfully advises the Staff that the Company has very low charge-offs in the periods presented primarily due to the limited operating history of the Company, during which time the Company has not generated sufficient data to enable management to make a reliable estimate of the collectability of individual loans over 180 days past due. Historically the Company has been able to recover a small portion of loans that are over 180 days past due. As the Company gains more experience in collection and better understanding of the relationship between collection efforts and collectability of loans 180 days overdue, management will be able to more reliably make charge-off decisions in the future.

Government Grants, F-23

66.	We note you included cash subsidies of RMB 730,000 in other income for the period ended December 31, 2015. Please tell us the cash subsidies included in other income for 2016, and your basis for accounting for these subsidies under US GAAP.

In response to the Staff’s comment, the cash subsidies included in other income were approximately RMB9.4 million and RMB26.8 million during the nine months ended September 30, 2016 and the year ended December 31, 2016, respectively. According to ASC 105-10-05-2, Generally Accepted Accounting Principles, if the guidance for a transaction or event is not specified within a source of authoritative GAAP for that entity, an entity shall first consider accounting principles for similar transactions or events within a source of authoritative GAAP for that entity and then consider nonauthoritative guidance from other sources. The Company respectively advices the Staff that as U.S. GAAP does not provide specific guidance to address the accounting for government grants, and it is not appropriate to apply the revenue recognition guidance under U.S. GAAP since government assistance programs are not reciprocal transactions, the Company applied International Accounting Standards 20, Accounting for Government Grants and Disclosure of Government Assistance (“IAS 20”) to account for government grants.

IAS 20 paragraph 3 states that grants related to assets are government grants whose primary condition is that an entity qualifying for them should purchase, construct or otherwise acquire long-term assets, and grants related to income are government grants other than those related to assets. Grants related to income are presented as part of profit or loss, either separately or under a general heading such as ‘Other income’; alternatively, they are deducted in reporting the related expense, as stated in paragraph 20 of IAS 20. In addition, IAS 20 paragraph 7 states that government grants shall not be recognized until there is reasonable assurance that the entity will comply with the conditions attaching to them and the grants will be received. The Company advises the Staff that the cash subsidies the Company received in both 2015 and 2016 were not asset related, and as disclosed in Note 2 of the 2015 consolidated financial statement, the Company does not in all instances receive written confirmation from local government indicating the approval of the cash subsidies before cash is received. Therefore, the Company recognized the cash subsidies as other income when received and when all the conditions for their receipt have been satisfied. The RMB730,000 of cash subsidies the Company received in 2015 were to compensate companies providing financial services for their rental costs, and are not material to the Company’s 2015 consolidated financial statements. The amounts received in 2016 were refunds for the value-added taxes paid or tax incentives granted by local tax authority based on the PRC corporate income tax. [In response to the Staff’s comments, as value-added taxes form part of the Company’s income from operations, the Company will classify the cash subsidies received in 2016 as part of our income from operations in future submissions. As IAS 20 paragraph 2 scoped out the government assistance that is provided for an entity in the form of benefits that are available in determining taxable profit or tax loss, or are determined or limited on the basis of income tax liability, the Company will classify the income tax incentives granted by local tax authority as reduction of income tax expenses in 2016.

Note 4. Loan Principal and Service Fee Receivables, F-31

67.	Please revise your next amendment to include the disclosure requirements of ASC 31010-50-14 through 20 related to impaired loans.

The Company respectfully advises the Staff that the Company excluded the disclosure requirements of ASC 310-10-50-14 through 20 because the Company concluded that its loans consist of a large group of smaller-balance homogeneous loans. The number of borrowers as of December 31, 2014 and 2015 was approximately 166 thousand and 1,230 thousand, respectively, and the average loan balance as of December 31, 2014 and 2015 was approximately RMB2,900 and RMB1,500, respectively.

68.	Please revise your next amendment to include the disclosure requirements of ASC 31010-50-28 through 30 related to credit quality indicators.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages F-21, F-32 and F-63 of the Revised Draft Registration Statement.

69.	Please revise to disclose the reasons the loan principal and service fees that have been transferred to the funding partners are not legally isolated under ASC 860.

The Company respectfully advises the Staff that the legal isolation criterion per ASC 860-10-40-5, Transfers and Financing, is not met because the transferred loan principal and service fees are not considered to be legally isolated in accordance with PRC law. When the borrower draws down on their respective credit limit, the Company and the borrower enters into an electronic borrowing agreement. When loans are transferred to the institutional funding partners, the borrower’s consent is not required; however, in accordance with PRC law, the Company should provide notice as to the loan transfer to the borrower, otherwise the transfer is not effective as to the borrower. As the Company did not provide such notice to the borrower, the transfer of loan is not effective as to the borrower and the borrower is still obligated to repay the loan to the Company. Hence, the loan is not legally isolated from the Company.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages F-22 of the Revised Draft Registration Statement.

70.	Please revise the information to separately disclose nonaccrual loan principal and nonaccrual service fee receivables separately for the periods presented. Similar separate disclosures should be presented for the aging as well as the movement of the allowance as well.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages F-32 and F-63 of the Revised Draft Registration Statement.

Note 5. Prepaid expenses and other current assets, page F-33

71.	Please revise to disclose the payment terms for the receivables from suppliers.

The Company respectfully advices the Staff that substantially all the receivables from suppliers represent the refunds for the return of merchandise sales that the suppliers are required to remit within approximately one week from the notification of the refund. In response to the Staff’s comment, the Company has revised its disclosures on pages F-33 of the Revised Draft Registration Statement.

72.	Please revise to include a roll forward of the guarantee deposits held by Funding Partners, both the current assets and long-term assets portion, for the periods presented.

The Company will add the requested disclosures in the “prepaid expenses and other current assets” and “other non-current assets” notes to include a roll forward of the guarantee deposits held by institutional funding partners, both the current assets and long-term assets portions, for the periods presented in subsequent submission when its 2016 full year consolidated financial statements become available.

*                *                 *

If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or David Lee at +852-2514-7655 (work), +852-9036-9375 (mobile) or dlee@stblaw.com (email).

Very truly yours,

Chris K.H. Lin

Enclosures

cc:	Min Luo, Chairman and Chief Executive Officer
Carl Yeung, Chief Financial Officer Qudian Inc.

Daniel Fertig
David Lee Simpson Thacher & Bartlett

David Zhang
Benjamin Su
Steve Lin Kirkland & Ellis LLP

Ron Yan Ernst & Young Hua Ming LLP